UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser for sale of its stakes in TBG and TSB

—

Rio de Janeiro, December 23, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it has started the opportunity disclosure stage (teaser), referring to the sale of its entire 51% stake in Transportadora Brasileira Gasoduto Bolivia-Brasil (TBG) and 25% in Transportadora Sulbrasileira de Gás S.A. (TSB).

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with Petrobras' internal rules and the special regime of asset divestment by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization strategy and with the improvement of the company’s capital allocation, increasingly concentrating its resources in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About TBG and TSB

TBG is a company that operates in the transportation of natural gas and is present in the main economic axis of Brazil, in the Midwest, Southeast and South regions. It is the owner and operator of the Bolivia-Brazil gas pipeline in Brazilian territory. Its gas pipeline extends 2,593 km, with transportation capacity of up to 30 million m3/day along the pipeline and an additional 5.2 million m3/day on the São Paulo section.

TSB is located in Rio Grande do Sul, with 50km of pipelines already installed and an additional 565km project, which, once concluded, will allow the connection between the production fields in Argentina to the metropolitan region of Porto Alegre and to the TBG gas pipeline.

More information can be obtained at: http://www.tbg.com.br/ and http://www.tsb.com.br/.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer